EXHIBIT 99.1

Neptune Reports First Quarter Results

Nutraceutical Quarterly Revenues Increased by 43%

LAVAL, Quebec, July 16, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) reports today its consolidated financial results for the three month ended May 31, 2012.

Three month ended May 31, 2012 Financial Results

Nutraceutical Business Results

  Nutraceutical revenues increased by 43% to $6,139,000, for the three-month period ended May 31, 2012, up from $4,283,000 achieved during the corresponding period ended May 31, 2011.
  EBITDA from nutraceutical business for the three-month period ended May 31, 2012 increased by 67% to $1,289,000, up from $774,000 obtained during the corresponding period ended May 31, 2011.
  Net income from nutraceutical business reached $48,000 for the three-month period ended May 31, 2012, compared to a net loss of ($70,000) for the corresponding period ended May 31, 2011.

Consolidated Results

  Revenues increased by 44% to $6,153,000 for the three-month period ended May 31, 2012, up from $4,283,000 achieved during the corresponding period ended May 31, 2011.
  Consolidated EBITDA for the three-month period ended May 31, 2012 was $142,000, compared to ($167,000) obtained during the corresponding period ended May 31, 2011.
  Earnings for the three-month period ended May 31, 2012 resulted into a net loss of ($1,695,000) compared to a net loss of ($1,258,000), for the corresponding period ended May 31, 2011.

"In the first quarter, we once again executed a triple play – simultaneously investing for growth and IP protection, increasing market share, and investing in research and development programs. With this drive, we entered this new fiscal year exceptionally well positioned to maintain our operational performances, execute our growth strategy, and continue delivering positive results" said Frederic Harland, Director of Finance.

"Neptune had a strong and record-breaking fiscal year 2012 and the momentum has kept on in the first quarter. There's no doubt that Neptune Krill Oil is completely transforming the Omega-3 industry and that NKOTM has a profound effect on transforming the way we consume Omega-3. Our customers and partners have these facts in their sights and are embracing Neptune's vision, strategy and best-of-breed product to capitalize on them and realize the full potential of NKOTM" said André Godin, CFO.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com